Exhibit 99.1

Opera Reports First Quarter Results Ahead of Expectations, Raises Full Year Outlook

First quarter revenue of $101.9 million, +17% year-over-year growth and exceeding the guidance range

First quarter adjusted EBITDA at $24.9 million, a 24% margin and also exceeding the guidance range

High pace of innovation with continuous AI feature drops and taking advantage of our new AI data cluster in Iceland

Company increases full-year revenue guidance to 16% year-over-year growth at a 24% adjusted EBITDA margin at the midpoints

OSLO, Norway, April 25, 2024 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

	Three Months Ended March 31,		Year-over-year
(In thousands, except percentages and per share amounts, unaudited)	2023	2024	% change
Revenue	$87,051	$101,871	17%

Net income	$15,478	$14,839	(4)%
Margin	17.8%	14.6%

Adjusted EBITDA (1)	$21,738	$24,913	15%
Margin	25.0%	24.5%

Diluted earnings per ADS (2)	$0.17	$0.17	(2)%

Net cash flow from operating activities	$25,727	$31,022	21%

Free cash flow from operations (1)	$23,318	$8,290	(64)%

(1)	See "Non-IFRS Financial Measures" and "Reconciliations of Non-IFRS Financial Measures" sections below for explanations and reconciliations of non-IFRS financial measures.
(2)	Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market, each representing two ordinary shares in the company.

“We are off to a strong start to the year with revenue and profitability coming in ahead of expectations. We are able to drive this outperformance by focusing on innovating new features that are valued by users, globally,” said co-CEO Lin Song.

“I am particularly proud of our ability to move rapidly in the area of generative AI, with our feature drops now allowing our users to run large language models locally on their own machines as an integrated experience in Opera One. As evidenced by the strong user growth of Opera GX as well as the significant lift in new iOS users in the EU following the Digital Markets Act, Opera’s consumer awareness continues to grow among high-ARPU users that are increasingly looking for a differentiated alternative to system default browsers,” continued Mr. Song.

First Quarter and Recent Business Highlights

●

Advertising revenue grew 21% year-over-year. Advertising represented 58% of total revenue. This revenue category benefitted from solid monetization performance of our browsers, as well as the expansion of our Opera Ads platform.

●	Search revenue grew 14% year-over-year. The growth in search revenue continues to be driven by our focus on users with the highest monetization potential.
●

Opera had 304 million monthly active users (MAUs) in the first quarter of 2024, with continued growth in high-ARPU users in North America, Europe and Latin America, offset by ongoing declines of low-ARPU users in other emerging markets.

●	In the first quarter of 2024, annualized ARPU was $1.34, an increase of 24% versus the first quarter of 2023.
●	The Opera GX gaming browser had 29.5 million MAUs across PC and mobile in the quarter, up 6% from 27.8 million in the fourth quarter of 2023.
●	Google exercised its option to extend our search agreement through 2025 on current terms.
●

Opera paid a semi-annual dividend of $0.40 per ADS, translating to a total of $35.0 million at the January record date. The dividend cash distribution was $9.9 million, while the remaining $25.1 million was offset against our receivable from the sale of Star X.

●

Strong operating cash flow of $31.0 million funded both the cash dividend to public shareholders and the $20.2 million in equipment purchases, predominantly related to our new AI data cluster in Iceland. Opera had $91.3 million cash at quarter end, as well as a remaining $7.8 million receivable due from the sale of our prior stake in Star X, and our stake in OPay with an estimated value of $253.3 million following our adjusted fair value estimate.

Business Outlook

“I am very pleased with the opening trajectory of 2024, and while it has only been two months since we issued our original guidance for the year, we are cautiously raising the lower end of our revenue guidance, expecting 16% year-over-year growth at the midpoint as opposed to 15% previously,” said Frode Jacobsen, CFO.

“We continue to operate a healthy business that combines growth, profitability and cash generation. This allows us to continuously invest in both product R&D and marketing, in sum supporting a continued strong trajectory and our ability to seize Opera’s opportunities in a rapidly evolving landscape. We are excited about the days to come,” continued Mr. Jacobsen.

For the full year of 2024, Opera now guides revenue to be $454 - 465 million, an increase of 16% over 2023 at the midpoint. We guide adjusted EBITDA to be $106 - 110 million, or a 24% margin at the midpoints.

For the second quarter, we guide revenue of $107 - 109 million, or 15% year-over-year growth at the midpoint. Adjusted EBITDA is guided to be $22 - 25 million, or a 22% margin at the midpoints.

First Quarter 2024 Financial Results

All comparisons in this section are relative to the first quarter of 2023 unless otherwise stated.

Revenue increased by 17% to $101.9 million.

●	Advertising revenue increased by 21% to $58.6 million.
●	Search revenue increased by 14% to $43.1 million.
●	Technology licensing and other revenue was $0.1 million.

Operating expenses increased by 13% to $82.6 million.

●	Combined technology and platform fees, content cost and cost of inventory sold were $24.0 million, or 24% of revenue.
●

Personnel expenses, including share-based remuneration, were $18.9 million. This expense consists of cash-based compensation expense of $16.3 million, a 5% increase year-over-year, and share-based remuneration expense of $2.6 million. Share-based remuneration includes grants made by Opera’s majority shareholder, which represents an expense in the P&L even though Opera has no obligation in connection with these grants, and the grants do not represent dilution for Opera’s shareholders.

●	Marketing and distribution expenses were $29.5 million, an increase of 21%.
●	Depreciation and amortization expenses were $3.1 million, a 9% decrease.
●	All other operating expenses were $7.2 million, a 16% decrease driven by a reduction in credit loss expense.

Operating profit was $19.6 million, representing a 19% margin, compared to an operating profit of $14.0 million and a margin of 16% in the first quarter of 2023.

Net finance loss was $0.1 million, consisting of foreign exchange loss, largely offset by interest income and time-value changes of our Star X receivable.

Income tax expense was $4.6 million, corresponding to 19% of adjusted EBITDA, and elevated by reduced tax assets as expressed in USD due to changes in currency exchange rates .

Net income was $14.8 million, representing a 15% margin, compared to net income of $15.5 million and a margin of 18% in the first quarter of 2023.

Basic earnings per ADS was $0.17. The weighted average number of ordinary shares outstanding was 176.9 million in the quarter, corresponding to 88.5 million ADSs.

Adjusted EBITDA was $24.9 million, representing a 24% margin, compared to adjusted EBITDA of $21.7 million, representing a 25% margin, in the first quarter of 2023.

Operating cash flow was $31.0 million, or 125% of adjusted EBITDA, and free cash flow from operations was $8.3 million net of our investment to establish a new AI data cluster, or 33% of adjusted EBITDA.

We have posted Opera’s unaudited financial results by quarter since 2019 at https://investor.opera.com/financial-information/quarterly-results.

Conference Call

Opera’s management will host a conference call to discuss the first quarter 2024 financial results on Thursday, April 25th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 800-895-3361

Norway: +47 80-01-3780

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1062

Confirmation Code: OPRAQ124

A live webcast of the conference call will be posted at https://investor.opera.com.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), net cash flow from operating activities and other financial measures under IFRS Accounting Standards, we use adjusted EBITDA and free cash flow from operations to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. We believe adjusted EBITDA provides meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results, and that free cash flow from operations provides useful information regarding our liquidity, including ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders.

We define adjusted EBITDA as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) income tax (expense) benefit, (iii) net finance income (expense), (iv) share of net income (loss) of equity-accounted investees, (v) impairment of equity-accounted investees, (vi) fair value gain (loss) on investments, (vii) depreciation and amortization, (viii) impairment of non-financial assets, (ix) share-based remuneration, (x) non-recurring expenses, and (xi) other operating income.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe adjusted EBITDA and free cash flow from operations are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS Accounting Standards. Our calculations of adjusted EBITDA and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view adjusted EBITDA and free cash flow from operations in conjunction with net income (loss) and net cash flow from operating activities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of international conflicts, such as the war in Ukraine, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except number of shares which are reflected in millions and per share amounts, unaudited)

	Three Months Ended March 31,
	2023	2024
Revenue	$87,051	$101,871
Other operating income	129	343
Operating expenses:
Technology and platform fees	(841)	(3,763)
Content cost	(889)	(970)
Cost of inventory sold	(15,165)	(19,285)
Personnel expenses including share-based remuneration	(20,053)	(18,924)
Marketing and distribution expenses	(24,396)	(29,466)
Credit loss expense	(2,399)	63
Depreciation and amortization	(3,380)	(3,072)
Other operating expenses	(6,107)	(7,224)
Total operating expenses	(73,230)	(82,640)
Operating profit	13,950	19,575
Net finance income (expense):
Finance income	5,362	863
Finance expense	(372)	(142)
Net foreign exchange gain (loss)	(193)	(827)
Net finance income (expense)	4,797	(106)
Income before income taxes	18,747	19,468
Income tax expense	(3,269)	(4,629)
Net income attributable to owners of the parent	$15,478	$14,839

Weighted-average number of shares outstanding:
Basic, ADS equivalent	89.79	88.45
Diluted, ADS equivalent	90.64	89.24
Basic, ordinary shares	179.57	176.91
Diluted, ordinary shares	181.28	178.49

Earnings per ADS and per ordinary share:
Basic earnings per ADS	$0.17	$0.17
Diluted earnings per ADS	$0.17	$0.17
Basic earnings per ordinary share	$0.09	$0.08
Diluted earnings per ordinary share	$0.09	$0.08

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended March 31,
	2023	2024
Net income	$15,478	$14,839
Other comprehensive income (loss):
Items that may be reclassified to the statement of operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	52	(246)
Other comprehensive income (loss)	52	(246)
Total comprehensive income attributable to owners of the parent	$15,530	$14,593

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,	As of March 31,
	2023	2024
Assets:
Property and equipment	$16,074	$36,781
Goodwill	429,856	429,794
Intangible assets	99,070	98,696
Investment in OPay	253,300	253,300
Other non-current investments and financial assets	3,049	3,062
Deferred tax assets	1,133	1,161
Total non-current assets	802,482	822,794
Trade receivables	69,382	62,450
Current receivables from sale of investments	32,797	7,751
Other current receivables	7,760	6,422
Prepayments	4,660	7,228
Cash and cash equivalents	93,863	91,338
Total current assets	208,461	175,190
Total assets	$1,010,943	$997,984

Equity:
Share capital	$18	$18
Other paid in capital	717,610	682,603
Treasury shares	(238,815)	(238,815)
Retained earnings	445,164	462,724
Foreign currency translation reserve	(4,127)	(4,373)
Total equity attributable to owners of the parent	919,850	902,157
Liabilities:
Non-current lease liabilities and other loans	6,776	6,942
Deferred tax liabilities	2,813	5,369
Other non-current liabilities	94	85
Total non-current liabilities	9,682	12,396
Trade and other payables	52,247	52,716
Deferred revenue	10,272	7,703
Current lease liabilities and other loans	3,770	3,781
Income tax payable	1,838	5,269
Other current liabilities	13,285	13,962
Total current liabilities	81,411	83,431
Total liabilities	91,093	95,827
Total equity and liabilities	$1,010,943	$997,984

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the three months ended March 31, 2023:

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2023	178,430,242	89,215,121	$18	$824,832	$(206,514)	$273,263	$(3,385)	$888,213
Net income	-	-	-	-	-	15,478	-	15,478
Other comprehensive income	-	-	-	-	-	-	52	52
Share-based remuneration, net of tax	-	-	-	-	-	3,433	-	3,433
Issuance of shares upon exercise of RSUs and options	1,994,576	997,288	-	-	-	-	-	-
Dividends	-	-	-	(71,256)	-	-	-	(71,256)
Acquisition of treasury shares	(740,324)	(370,162)	-	-	(2,464)	-	-	(2,464)
As of March 31, 2023	179,684,494	89,842,247	$18	$753,576	$(208,978)	$292,174	$(3,334)	$833,455

For the three months ended March 31, 2024:

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2024	175,036,568	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850
Net income	-	-	-	-	-	14,839	-	14,839
Other comprehensive loss	-	-	-	-	-	-	(246)	(246)
Share-based remuneration, net of tax	-	-	-	-	-	2,722	-	2,722
Issuance of shares upon exercise of RSUs and options	1,871,328	935,664	-	-	-	-	-	-
Dividends	-	-	-	(35,007)	-	-	-	(35,007)
As of March 31, 2024	176,907,896	88,453,948	$18	$682,603	$(238,815)	$462,724	$(4,373)	$902,157

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended March 31,
	2023	2024
Cash flows from operating activities:
Income before income taxes	$18,747	$19,468
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	3,433	2,158
Depreciation and amortization	3,380	3,072
Net finance (income) expense	(4,797)	106
Other adjustments	(334)	(577)
Changes in working capital:
Change in trade and other receivables	6,341	8,291
Change in prepayments	(10)	97
Change in inventories	(451)	-
Change in trade and other payables	(4,076)	470
Change in deferred revenue	5,976	(2,569)
Change in other liabilities	(2,327)	669
Income taxes (paid) received	(154)	(162)
Net cash flow from operating activities	25,727	31,022
Cash flows from investing activities:
Purchase of equipment	(318)	(20,234)
Development expenditure	(1,066)	(1,390)
Net sale (purchase) of listed equity instruments	23,414	-
Interest income received	554	775
Net cash flow from (used in) investing activities	22,583	(20,849)
Cash flows from financing activities:
Acquisition of treasury shares	(2,464)	-
Dividends paid	(12,273)	(9,874)
Interests on loans and borrowings	(71)	(142)
Repayment of loans and borrowings	(72)	(111)
Payment of lease liabilities	(1,025)	(1,108)
Net cash flow used in financing activities	(15,905)	(11,235)
Net change in cash and cash equivalents	32,405	(1,062)
Cash and cash equivalents at beginning of period	52,414	93,863
Effect of exchange rate changes on cash and cash equivalents	23	(1,462)
Cash and cash equivalents at end of period	$84,843	$91,338

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The table below specifies the amounts of the different types of revenue:

	Three Months Ended March 31,
	2023	2024
Advertising	$48,519	$58,648
Search	37,788	43,139
Technology licensing and other revenue	744	84
Total revenue	$87,051	$101,871

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

	Three Months Ended March 31,
	2023	2024
Personnel expenses, excluding share-based remuneration	$15,516	$16,314
Share-based remuneration, including related social security costs (1)	4,537	2,610
Total personnel expenses including share-based remuneration	$20,053	$18,924

(1) Kunlun, the ultimate parent of Opera, has made equity grants to employees of Opera as compensation for services these employees provide to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders. Within the share-based remuneration expense recognized by Opera for the three months ended March 31, 2023 and 2024, $0.6 million and $1.4 million, respectively, were related to awards granted by Kunlun to employees of Opera.

Other Operating Expenses

The table below specifies the nature of other operating expenses:

	Three Months Ended March 31,
	2023	2024
Hosting	$2,484	$3,008
Audit, legal and other advisory services	1,243	1,600
Software license fees	553	1,241
Rent and other office expenses	619	596
Travel	428	430
Other	780	348
Total other operating expenses	$6,107	$7,224

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, unaudited)

The table below reconciles net income (loss) to adjusted EBITDA:

	Three Months Ended March 31,
	2023	2024
Net income	$15,478	$14,839
Add (deduct):
Income tax expense (benefit)	3,269	4,629
Net finance expense (income)	(4,797)	106
Depreciation and amortization	3,380	3,072
Share-based remuneration, including related social security costs	4,537	2,610
Other operating income	(129)	(343)
Adjusted EBITDA	$21,738	$24,913

The table below reconciles net cash flow from operating activities to free cash flow from operations:

	Three Months Ended March 31,
	2023	2024
Net cash flow from operating activities	$25,727	$31,022
Deduct:
Purchase of equipment	(318)	(20,234)
Development expenditure	(1,066)	(1,390)
Payment of lease liabilities	(1,025)	(1,108)
Free cash flow from operations	$23,318	$8,290